DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/08/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
421,185

8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER

421,185
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
421,185

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.06%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment # 2 to the schedule 13d filed April 22 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
According to the issuers June 5, 2009 press release regarding the results of its recent self-tender offer, it has 5,224,713 shares of common stock outstanding as of June 9, 2009. The percentage set forth in the next sentence was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 421,185 shares of the issuers common stock or 8.06% of the outstanding shares. These figures reflect a reduction in the number of shares held by the filing group resulting from the withdrawal of several former members of the group. The power to dispose of and vote these shares resides jointly with Mr. Goldstein, Mr. Dakos and clients of their affiliates.

c) Since the last filing on 5/18/09 the following shares of NDD were traded:

BUYS
Date:		Shares:		Price:
5/19/09		400		$6.6900
06/08/09	5,327		$7.2041
06/09/09	11,900		$7.1981
06/10/09	18,384		$7.1988
06/11/09	13,410		$7.2322
06/12/09	8,700		$7.1479
06/15/09	5,700		$7.0660
06/16/09	1,883		$7.0127

TENDERED
Date:		Shares:		Price:
06/09/09	92,883		$7.7600







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 06/17/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos